UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LogicBio Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54142F102

(CUSIP Number)

Robert Lyne

Chief Executive Officer

Arix Bioscience plc

Duke Street House

50 Duke Street

London W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 245.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54142F102

1.	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,834,531 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,834,531 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,531 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57% (2)
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to beneficially own the shares held by Arix Ltd.

(2)

Percent of class based on 32,962,733 shares of common stock, $0.0001 par value per share (“Common Stock”), of LogicBio Therapeutics, Inc. (the “Issuer”) issued and outstanding as of April 26, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A (“Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022.

SCHEDULE 13D

CUSIP No. 54142F102

1.	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,834,531 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,834,531 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,531 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.57% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	Percent of class based on 32,962,733 shares of Common Stock issued and outstanding as of April 26, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 29, 2022.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018, as amended by Amendment No. 1 thereto filed with the SEC on September 29, 2020, Amendment No. 2 thereto filed with the SEC on October 26, 2021 and Amendment No. 3 thereto filed with the SEC on February 15, 2022 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, $0.0001 par value per share (“Common Stock”), of LogicBio Therapeutics, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a), 5(b) and 5(c) as follows:

(a) Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,834,531 shares of Common Stock, representing approximately 5.57% of the 32,962,733 shares of Common Stock issued and outstanding as of April 26, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A (“Proxy Statement”) filed with the SEC on April 29, 2022.

(b) Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,834,531 shares of Common Stock, representing approximately 5.57% of the 32,962,733 shares of Common Stock issued and outstanding as of April 26, 2022, as reported in the Issuer’s Proxy Statement filed with the SEC on April 29, 2022.

(c) The transactions in the shares of Common Stock by the Reporting Persons during the past sixty (60) days are set forth on Schedule I hereto which is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons, dated as of November 2, 2018 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on November 2, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2022

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

Schedule I

Transactions in shares of Common Stock During the Past Sixty (60) Days

Name of Reporting Person	Transaction	Date	Shares	Price Per Share
Arix Bioscience Holdings Limited	Open market sale	04/05/2022	18,600	$0.74
Arix Bioscience Holdings Limited	Open market sale	04/06/2022	18,300	$0.71
Arix Bioscience Holdings Limited	Open market sale	04/07/2022	11,000	$0.70
Arix Bioscience Holdings Limited	Open market sale	04/08/2022	11,600	$0.72
Arix Bioscience Holdings Limited	Open market sale	04/18/2022	26,380	$0.61
Arix Bioscience Holdings Limited	Open market sale	04/19/2022	159,800	$0.62
Arix Bioscience Holdings Limited	Open market sale	04/20/2022	57,700	$0.61
Arix Bioscience Holdings Limited	Open market sale	04/21/2022	45,000	$0.60
Arix Bioscience Holdings Limited	Open market sale	04/22/2022	200	$0.63